D. Boral ARC Acquisition I Corp.

10 E. 53rd Street, Suite 3001

New York, NY 10022

July 30, 2025

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	D. Boral ARC Acquisition I Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-286810) (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the letters that were filed by the Company and the underwriters under the submission type Form RW on July 29, 2025 (the “Form RWs”) with respect to the above-referenced Registration Statement, with such withdrawal to be effective immediately. While the substance of the Form RWs, which was to request the withdrawal of the Company and the underwriters’ requests to accelerate the effectiveness of the above-referenced Registration Statement, was correct, the filing was incorrectly labeled as a Form RW and should have been submitted as correspondence to the Commission. To be clear, the Company and the underwriters are not requesting to withdraw the above Registration Statement, merely the Form RWs that were incorrectly tagged.

Very truly yours,

D. Boral ARC Acquisition I Corp.

By:	/s/ John Darwin
	Name:	John Darwin
	Title:	Chief Financial Officer